UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Under the Securities Exchange Act of 1934

Ares Management Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Titles of Class of Securities)

03990B 101

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03990B 101

1	NAME OF REPORTING PERSON Sumitomo Mitsui Banking Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,130,540 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,130,540 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,130,540
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.4%
12	TYPE OF REPORTING PERSON BK & FI

(1)   Sumitomo Mitsui Banking Corporation (“SMBC”) is a direct, wholly-owned subsidiary of Sumitomo Mitsui Financial Group, Inc. (“SMFG”). SMBC holds directly 12,130,540 shares of Class A common stock of the Issuer. Accordingly, as the parent company of SMBC, SMFG may be deemed to share voting and dispositive power over the shares of Class A common stock of the Issuer held by SMBC.

CUSIP No. 03990B 101

1	NAME OF REPORTING PERSON Sumitomo Mitsui Financial Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,130,540 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,130,540 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,130,540
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.4%
12	TYPE OF REPORTING PERSON HG & FI

(1)   Sumitomo Mitsui Banking Corporation (“SMBC”) is a direct, wholly-owned subsidiary of Sumitomo Mitsui Financial Group, Inc. (“SMFG”). SMBC holds directly 12,130,540 shares of Class A common stock of the Issuer. Accordingly, as the parent company of SMBC, SMFG may be deemed to share voting and dispositive power over the shares of Class A common stock of the Issuer held by SMBC.

CUSIP No. 03990B 101

Item 1(a).	Name of Issuer:

Ares Management Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2000 Avenue of the Stars, 12th Floor

Los Angeles, California 90067

Item 2(a).	Name of Person(s) Filing:

Sumitomo Mitsui Banking Corporation

Sumitomo Mitsui Financial Group, Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

1-2, Marunouchi 1-Chome, Chiyoda-Ku, Tokyo 100-0005

Item 2(c).	Citizenship:

Sumitomo Mitsui Banking Corporation and Sumitomo Mitsui Financial Group, Inc. are organized under the laws of Japan.

Item 2(d).	Titles of Classes of Securities:

Class A Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

03990B 101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☒	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 03990B 101

Item 4.	Ownership:

The information in Items 5 through 9 and Item 11 on the cover pages to this Schedule 13G is hereby incorporated by reference.

The percentage ownership reported herein is based on 143,831,710 shares of Class A Common Stock outstanding as of November 2, 2020, as disclosed in Areas Management Corporation’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2020.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

See Exhibit 1 attached hereto.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a bank is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2021

SUMITOMO MITSUI BANKING CORPORATION

By:	/s/ Hirofumi Otsuka
	Name:	Hirofumi Otsuka
	Title:	Managing Executive Officer and General Manager, Planning Department Global Banking Unit

SUMITOMO MITSUI FINANCIAL GROUP, INC.

By:	/s/ Hirofumi Otsuka
	Name:	Hirofumi Otsuka
	Title:	Managing Executive Officer and General Manager, Planning Department Global Business Unit

[Signature Page to Schedule 13G]

EXHIBIT INDEX TO SCHEDULE 13G

Exhibit 1	Identification of Members of the Group

Exhibit 2	Joint Filing Agreement between Sumitomo Mitsui Banking Corporation and Sumitomo Mitsui Financial Group, Inc.